Exhibit 99.1

KE Holdings Inc. Announces First Quarter 2021 Unaudited Financial Results

BEIJING, China, May 19, 2021 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Business Highlights for the First Quarter of 2021

•	Gross transaction value (GTV)[1] was RMB1,069.6 billion (US$163.3 billion), an increase of 224.2% year-over-year. GTV of existing home transactions was RMB673.4 billion (US$102.8 billion), an increase of 244.2% year-over-year. GTV of new home transactions was RMB343.4 billion (US$52.4 billion), an increase of 194.9% year-over-year. GTV of emerging and other services was RMB52.7 billion (US$8.1 billion), an increase of 197.3% year-over-year.

•	Net revenues were RMB20.7 billion (US$3.2 billion), an increase of 190.7% year-over-year.

•	Net income was RMB1,059 million (US$162 million). Adjusted net income[2] was RMB1,502 million (US$229 million).

•	Number of stores was 48,717 as of March 31, 2021, a 25.4% increase from one year ago.

•	Number of agents was 528,424 as of March 31, 2021, a 41.8% increase from one year ago.

•	Mobile monthly active users (MAU)[3] averaged 48.5 million, an increase of 78.2% year-over-year.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (iv) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Mr. Stanley Yongdong Peng, Co-founder and Chief Executive Officer of Beike, commented, “We are grateful to have achieved stellar first quarter results that were bolstered by the tailwinds from China’s robust economic growth following the COVID-19 pandemic and the adherence of the national policy of ‘houses are for living, not for speculation.’ The solid growth also highlighted the strength of our core values and business model. As our consistent efforts to deliver an excellent consumer experience and unmatched service quality bore fruit, our GTV reached RMB1.07 trillion in the first quarter, up 224.2% year over year. Meanwhile, the self-reinforcing virtuous cycle of efficiency and scalability driven by quality service was further enhanced on our platform.”

“Additionally, our Agent Specialization strategy that encourages real estate agents to become specialists in a particular field and the contract service centers that streamline the signing process, guarantee transaction security and enhance efficiency of multiple parties, have lifted GTV of our existing home transaction services to RMB673.4 billion in the first quarter, representing a year-over-year growth of 244.2%. GTV of our new home transaction services was RMB343.4 billion, up 194.9% year-over-year, driven by a 220.0% GTV growth from connected stores and other sales channels as we continued to improve the quality and enhance the efficiency. We also made significant progress in enriching online content for new home projects, as well as launching the ‘New Home Business Conduct Improvement Plan’ to foster a fair, safe, efficient and orderly network for the new home transaction services. Our emerging services, including home renovation services and financial services, continued to gain traction, armed us with the ability to address a wider range of home-related consumer needs, and served as incremental growth drivers.”

“Going forward, we will continue to evolve our business and invest in initiatives aligned with our core values, while creating a new and improved norm for the industry built on trust and generating long-term value for everyone we interact with.” concluded Mr. Peng.

Mr. Tao Xu, Chief Financial Officer of Beike, further commented, “Our momentum of strong topline growth and profitability gain was well sustained into the first quarter. Underpinned by the strength in GTV of both existing home and new home transaction services and comparing with the low base in the first quarter of 2020, we achieved a 190.7% year-over-year increase in net revenues to RMB20.7 billion, beating both of the top end of our previous guidance and street consensus. With a long-term outlook and a market-neutral view, we are confident in our growth potential. Our commitment in consistently enhancing our efforts in bringing value to consumers and empowering service providers will continue to support us to realize our vision.”

First Quarter 2021 Financial Results

Net Revenues

Net revenues increased by 190.7% to RMB20.7 billion (US$3.2 billion) in the first quarter of 2021 from RMB7.1 billion in the same period of 2020. The increase was driven by the total GTV growth of 224.2% to RMB1,069.6 billion (US$163.3 billion) in the first quarter of 2021 from RMB329.9 billion in the same period of 2020. The high growth rate in the first quarter of 2021 was primarily attributable to a low base in the first quarter of 2020 under the impact of the COVID-19 outbreak.

•	Net revenues from existing home transaction services increased by 202.1% to RMB10.2 billion (US$1.6 billion) in the first quarter of 2021 from RMB3.4 billion in the same period of 2020, primarily attributable to a 244.2% increase in GTV of existing home transactions to RMB673.4 billion (US$102.8 billion) in the first quarter of 2021 from RMB195.7 billion in the same period of 2020. The high growth rate in the first quarter of 2021 was primarily attributable to a low base in the first quarter of 2020 under the impact of the COVID-19 outbreak.

Among that, (i) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform increased by 266.1% to RMB1.0 billion (US$0.2 billion) in the first quarter of 2021 from RMB0.3 billion in the same period of 2020, as the GTV of existing home transactions served by connected agents on the Company’s platform increased by 304.4% to RMB328.4 billion (US$50.1 billion) in the first quarter of 2021 from RMB81.2 billion in the same period of 2020, as well as a moderate increase in existing home transaction commission rate charged from connected stores. The growth rate of GTV of existing home transactions served by connected agents exceeded that the growth rate of the revenue derived from platform service, franchise service and other value-added services, which was primarily due to a slower growth of non-transaction related platform services revenue, including recruiting services fee, training fee and upfront onboard fee charged to newly connected stores; and

(ii) commission revenue increased by 196.7% to RMB9.2 billion (US$1.4 billion) in the first quarter of 2021 from RMB3.1 billion in the same period of 2020, driven by a 201.5% increase in the GTV of existing home transactions served by the Company’s Lianjia brand to RMB345.0 billion (US$52.7 billion) in the first quarter of 2021 from RMB114.5 billion in the same period of 2020.

•	Net revenues from new home transaction services increased by 187.6% to RMB9.9 billion (US$1.5 billion) in the first quarter of 2021 from RMB3.5 billion in the same period of 2020, primarily attributable to an increase of 194.9% in the GTV of new home transactions to RMB343.4 billion (US$52.4 billion) in the first quarter of 2021 from RMB116.5 billion in the same period of 2020. The GTV of new home transactions served by Lianjia brand increased by 111.7% to RMB57.3 billion (US$8.7 billion) from RMB27.1 billion in the same period of 2020, while the GTV of new home transaction services completed on Beike platform through connected agents and other sales channels increased by 220.0% to RMB286.1 billion (US$43.7 billion) from RM89.4 billion in the same period of 2020.

•	Net revenues from emerging and other services increased by 96.2% to RMB0.6 billion (US$0.1 billion) in the first quarter of 2021 from RMB0.3 billion in the same period of 2020. The increase was primarily attributable to an increase in the GTV of financial services around the housing transaction services, as well as an increased number of home decorations units completed through the Company’s platform.

Cost of Revenues

Total cost of revenues increased by 140.0% to RMB15.9 billion (US$2.4 billion) in the first quarter of 2021 from RMB6.6 billion in the same period of 2020.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 222.0% to RMB6.9 billion (US$1.1 billion) in the first quarter of 2021 from RMB2.1 billion in the same period of 2020. The increase was primarily due to the incremental increase in the number of new home transactions completed through connected agents and other sales channels.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation increased by 106.4% to RMB7.3 billion (US$1.1 billion) in the first quarter of 2021 from RMB3.6 billion in the same period of 2020. The increase was primarily due to the increase in the number of existing and new home transactions completed through Lianjia brand.

•	Cost related to stores. The Company’s cost related to stores increased by 17.9% to RMB0.8 billion (US$0.1 billion) in the first quarter of 2021 compared to RMB0.7 billion in the same period of 2020, mainly due to a moderate increase in store level rental cost year-over-year, as well as an increase of utility expenses due to increased store usage.

•	Other costs. The Company’s other costs increased by 291.7% to RMB0.8 billion (US$0.1 billion) in the first quarter of 2021 compared to RMB0.2 billion in the same period of 2020, mainly due to an increase in share-based compensation expenses, as well as an increase in business taxes and surcharges along with the increase of net revenues.

Gross Profit

Gross profit increased by 860.4% to RMB4.8 billion (US$0.7 billion) in the first quarter of 2021 from RMB0.5 billion in the same period of 2020. Gross margin increased to 23.3% in the first quarter of 2021 from 7.0% in the same period of 2020. The increase in gross margin was mainly attributable to a low base in the first quarter of 2020 under the impact of the COVID-19 outbreak.

Income (Loss) from Operations

Total operating expenses were RMB3.8 billion (US$0.6 billion) in the first quarter of 2021, compared to RMB2.1 billion in the same period of 2020.

•	General and administrative expenses were RMB2,108 million (US$322 million) in the first quarter of 2021, compared to RMB1,105 million in the same period of 2020, mainly due to the increase in headcount as well as share-based compensation expenses.

•	Sales and marketing expenses were RMB1,057 million (US$161 million) in the first quarter of 2021, compared to RMB577 million in the same period of 2020, mainly due to the increase of the online and offline advertisement and branding campaigns.

•	Research and development expenses were RMB638 million (US$97 million) in the first quarter of 2021, compared to RMB451 million in the same period of 2020, mainly due to an increase of headcount in experienced research and development personnel as well as increased share-based compensation expenses.

Income from operations was RMB1,013 million (US$155 million) in the first quarter of 2021, compared to loss from operations of RMB1,631 million in the same period of 2020. Operating margin was 4.9% in the first quarter of 2021, compared to negative 22.9% in the same period of 2020, primarily due to the increase in net revenues, as well as the impact of the COVID-19 outbreak in the first quarter of 2020.

Adjusted income from operations4 was RMB1,564 million (US$239 million) in the first quarter of 2021, compared to adjusted loss from operations of RMB1,478 million in the same period of 2020. Adjusted operating margin5 was 7.6% in the first quarter of 2021, compared to negative 20.8% in the same period of 2020. Adjusted EBITDA6 was RMB2,015 million (US$307 million) in the first quarter of 2021, compared to negative RMB1,199 million in the same period of 2020.

4 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

5 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

6 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, and (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss)

Net income was RMB1,059 million (US$162 million) in the first quarter of 2021, compared to net loss of RMB1,231 million in the same period of 2020.

Adjusted net income was RMB1,502 million (US$229 million) in the first quarter of 2021, compared to adjusted net loss of RMB1,090 million in the same period of 2020.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,059 million (US$162 million) in the first quarter of 2021, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB1,922 million in the same period of 2020.

Adjusted net income attributable to KE Holdings Inc.7 was RMB1,502 million (US$229 million) in the first quarter of 2021, compared to adjusted net loss attributable to KE Holdings Inc. of RMB1,089 million in the same period of 2020.

7 Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted income (loss) attributable to KE Holdings Inc’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) tax effects of the above non-GAAP adjustments, and (v) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss) per ADS

Diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders8 was RMB0.88 (US$0.13) in the first quarter of 2021, compared to diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB3.92 in the same period of 2020.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1.25 (US$0.19) in the first quarter of 2021, compared to adjusted diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB3.64 in the same period of 2020.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of March 31, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB62.0 billion (US$9.5 billion).

Business Outlook

For the second quarter of 2021, the Company expects total net revenues to be between RMB22.5 billion (US$3.4 billion) and RMB23.5 billion (US$3.6 billion), representing an increase of approximately 11.7% to 16.7% from the same quarter of 2020. This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

8 ADS is American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

9 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Wednesday, May 19, 2021 (9:00 AM Beijing/Hong Kong Time on Thursday, May 20, 2021) to discuss the financial results. Details for the conference call are as follows:

Event Title: Beike’s First Quarter 2021 Earnings Conference Call

Conference ID: 7980985

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/7980985

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through May 27, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696

Mainland, China:	400-602-2065

Hong Kong, China:	+852-3051-2780

International:	+61-2-8199-0299

Conference ID:	7980985

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (iv) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) tax effects of the above non-GAAP adjustments, and (v) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, and (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 19 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	40,969,979	26,879,245	4,102,574
Restricted cash	8,567,496	12,884,850	1,966,612
Short-term investments	15,688,321	22,205,145	3,389,167
Short-term financing receivables, net of allowance for credit losses of RMB113,905 and RMB185,464 as of December 31, 2020 and March 31, 2021, respectively	3,931,641	4,287,896	654,461
Accounts receivable, net of allowance for credit losses of RMB1,122,218 and RMB1,262,119 as of December 31, 2020 and March 31, 2021, respectively	13,183,559	12,966,817	1,979,123
Amounts due from and prepayments to related parties	484,349	495,119	75,570
Loan receivables from related parties	36,378	38,461	5,870
Prepayments, receivables and other assets	4,677,378	5,306,741	809,967
Total current assets	87,539,101	85,064,274	12,983,344
Non-current assets
Property and equipment, net	1,472,460	1,605,327	245,021
Right-of-use assets	6,821,100	7,605,603	1,160,842
Long-term financing receivables, net of allowance for credit losses of RMB13,414 and RMB10,100 as of December 31, 2020 and March 31, 2021, respectively	218,018	185,209	28,268
Long-term investments, net	3,140,315	7,504,162	1,145,359
Intangible assets, net	1,642,651	1,528,662	233,319
Goodwill	2,467,497	2,467,497	376,614
Other non-current assets	994,394	991,051	151,264
Total non-current assets	16,756,435	21,887,511	3,340,687
TOTAL ASSETS	104,295,536	106,951,785	16,324,031

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,594,846	5,406,512	825,195
Amounts due to related parties	254,255	312,292	47,665
Employee compensation and welfare payable	11,231,800	9,036,326	1,379,213
Customer deposits payable	6,743,256	11,021,412	1,682,196
Income taxes payable	986,465	741,723	113,209
Lease liabilities current portion	2,625,979	2,853,535	435,535
Short-term funding debts	1,512,510	589,900	90,036
Contract liabilities	734,157	797,942	121,790
Accrued expenses and other current liabilities	2,950,078	3,175,190	484,628
Total current liabilities	33,633,346	33,934,832	5,179,467
Non-current liabilities
Deferred tax liabilities	17,289	17,289	2,639
Lease liabilities non-current portion	3,833,914	4,401,823	671,849
Long-term funding debts	15,000	7,500	1,145
Other non-current liabilities	3,471	96,862	14,784
Total non-current liabilities	3,869,674	4,523,474	690,417
TOTAL LIABILITIES	37,503,020	38,458,306	5,869,884

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,666,966,855 and 2,687,391,656 Class A ordinary shares issued and outstanding as of December 31, 2020 and March 31, 2021; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2020 and March 31, 2021)	482	487	74
Additional paid-in capital	77,433,882	77,866,496	11,884,749
Statutory reserves	392,834	393,421	60,048
Accumulated other comprehensive loss	(1,834,087)	(1,624,514)	(247,949)
Accumulated deficit	(9,227,664)	(8,169,665)	(1,246,935)
Total KE Holdings Inc. shareholders' equity	66,765,447	68,466,225	10,449,987
Non-controlling interests	27,069	27,254	4,160
TOTAL SHAREHOLDERS' EQUITY	66,792,516	68,493,479	10,454,147
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,295,536	106,951,785	16,324,031

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net revenues
Existing home transaction services	3,375,332	10,196,295	1,556,259
New home transaction services	3,452,735	9,928,347	1,515,362
Emerging and other services	291,692	572,407	87,366
Total net revenues	7,119,759	20,697,049	3,158,987
Cost of revenues
Commission-split	(2,140,436)	(6,892,120)	(1,051,943)
Commission and compensation-internal	(3,554,617)	(7,336,971)	(1,119,841)
Cost related to stores	(717,662)	(846,314)	(129,173)
Others	(205,512)	(805,087)	(122,880)
Total cost of revenues(1)	(6,618,227)	(15,880,492)	(2,423,837)
Gross profit	501,532	4,816,557	735,150
Operating expenses
Sales and marketing expenses(1)	(577,095)	(1,057,170)	(161,356)
General and administrative expenses(1)	(1,105,029)	(2,108,115)	(321,761)
Research and development expenses(1)	(450,761)	(638,006)	(97,379)
Total operating expenses	(2,132,885)	(3,803,291)	(580,496)
Income (loss) from operations	(1,631,353)	1,013,266	154,654
Interest income, net	78,209	81,858	12,494
Share of results of equity investees	(3,090)	19,720	3,010
Fair value changes in investments, net	(104,195)	(25,774)	(3,934)
Foreign currency exchange gain	5,491	11,458	1,749
Other income, net	274,690	381,914	58,291
Income (loss) before income tax expense	(1,380,248)	1,482,442	226,264
Income tax benefit (expense)	148,861	(423,671)	(64,665)
Net income (loss)	(1,231,387)	1,058,771	161,599

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	2,737	(185)	(28)
Net income (loss) attributable to KE Holdings Inc.	(1,228,650)	1,058,586	161,571
Accretion on convertible redeemable preferred shares to redemption value	(693,303)	—	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,921,953)	1,058,586	161,571

Net income (loss)	(1,231,387)	1,058,771	161,599
Currency translation adjustments	171,012	209,573	31,987
Total comprehensive income (loss)	(1,060,375)	1,268,344	193,586
Comprehensive loss (income) attributable to non-controlling interests shareholders	2,737	(185)	(28)
Comprehensive income (loss) attributable to KE Holdings Inc.	(1,057,638)	1,268,159	193,558
Accretion on convertible redeemable preferred shares to redemption value	(693,303)	—	—
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,750,941)	1,268,159	193,558

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,470,166,690	3,518,302,427	3,518,302,427
—Diluted	1,470,166,690	3,592,002,685	3,592,002,685

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	490,055,564	1,172,767,476	1,172,767,476
—Diluted	490,055,564	1,197,334,228	1,197,334,228

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(1.31)	0.30	0.05
—Diluted	(1.31)	0.29	0.04

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(3.92)	0.90	0.14
—Diluted	(3.92)	0.88	0.13

(1) Includes share-based compensation expenses as follows:
Cost of revenues	—	109,392	16,696
Sales and marketing expenses	—	34,337	5,241
General and administrative expenses	—	185,063	28,247
Research and development expenses	—	103,822	15,846

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Income (loss) from operations	(1,631,353)	1,013,266	154,654
Share-based compensation expenses	—	432,614	66,030
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	153,047	118,234	18,046
Adjusted income (loss) from operations	(1,478,306)	1,564,114	238,730

Net income (loss)	(1,231,387)	1,058,771	161,599
Share-based compensation expenses	—	432,614	66,030
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	153,047	118,234	18,046
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(12,723)	(108,165)	(16,509)
Tax effects on non-GAAP adjustments	695	376	57
Adjusted net income (loss)	(1,090,368)	1,501,830	229,223

Net income (loss)	(1,231,387)	1,058,771	161,599
Income tax expense (benefit)	(148,861)	423,671	64,665
Share-based compensation expenses	—	432,614	66,030
Amortization of intangible assets	157,481	124,046	18,933
Depreciation of property and equipment	114,364	165,499	25,260
Interest income, net	(78,209)	(81,858)	(12,494)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(12,723)	(108,165)	(16,509)
Adjusted EBITDA	(1,199,335)	2,014,578	307,484

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net income (loss) attributable to KE Holdings Inc.	(1,228,650)	1,058,586	161,571
Share-based compensation expenses	—	432,614	66,030
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	153,047	118,234	18,046
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(12,723)	(108,165)	(16,509)
Tax effects on non-GAAP adjustments	695	376	57
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(884)	(7)	(1)
Adjusted net income (loss) attributable to KE Holdings Inc.	(1,088,515)	1,501,638	229,194
Accretion on convertible redeemable preferred shares to redemption value	(693,303)	—	—
Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,781,818)	1,501,638	229,194

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	490,055,564	1,172,767,476	1,172,767,476
—Diluted	490,055,564	1,197,334,228	1,197,334,228

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS, basic and diluted
—Basic	490,055,564	1,172,767,476	1,172,767,476
—Diluted	490,055,564	1,197,334,228	1,197,334,228

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(3.92)	0.90	0.14
—Diluted	(3.92)	0.88	0.13

Non-GAAP adjustments to net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.28	0.38	0.06
—Diluted	0.28	0.37	0.06

Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(3.64)	1.28	0.20
—Diluted	(3.64)	1.25	0.19

KE Holdings Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net cash provided by (used in) operating activities	(4,089,101)	2,473,055	377,462
Net cash used in investing activities	(5,176,363)	(11,514,061)	(1,757,388)
Net cash used in financing activities	(898,389)	(930,975)	(142,095)
Effect of exchange rate change on cash, cash equivalents and restricted cash	131,392	198,601	30,312
Net decrease in cash and cash equivalents and restricted cash	(10,032,461)	(9,773,380)	(1,491,709)
Cash, cash equivalents and restricted cash at the beginning of the period	31,930,576	49,537,475	7,560,895
Cash, cash equivalents and restricted cash at the end of the period	21,898,115	39,764,095	6,069,186

KE Holdings Inc.
UNAUDITED SEGMENT CONTRIBUTION MEASURE
(All amounts in thousands)

	For the three months ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Existing home transaction services
Net revenues	3,375,332	10,196,295	1,556,259
Less: Commission and compensation	(2,826,721)	(6,116,445)	(933,552)
Contribution	548,611	4,079,850	622,707

New home transaction services
Net revenues	3,452,735	9,928,347	1,515,362
Less: Commission and compensation	(2,823,128)	(8,006,029)	(1,221,959)
Contribution	629,607	1,922,318	293,403

Emerging and other services
Net revenues	291,692	572,407	87,366
Less: Commission and compensation	(45,204)	(106,617)	(16,273)
Contribution	246,488	465,790	71,093

Note: The Company operates its business in three segments: existing home transaction services, new home transaction services and emerging and other services. Contribution for each service is defined as the revenue less the direct compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels for such services.